02006122

hours per response . . . 12.00

SEC FILE NUMBER

8-~~39416~~ 8-48697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 1 9 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redwood Brokerage Services,Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square 8th Floor

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Lennon (212) 361-1641

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, CPA, PC

(Name — *if individual, state last, first, middle name)*

420 Lexington Avenue	New York	NY	10170
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 2 7 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Lennon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Brokerage Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

2/11/02

Notary Public

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001428
Qualified in Kings County
Commission Expires Sept. 8, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWOOD BROKERAGE SERVICES, INC.

Statement of Financial Condition
As of
December 31, 2001


FEB 19 2002
340
SECTION



Certified Public Accountants
A Professional Corporation

420 Lexington Avenue • New York, NY 10170
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Redwood Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Redwood Brokerage Services, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redwood Brokerage Services, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants
A Professional Corporation

January 25, 2002

REDWOOD BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 2,204,731
Securities owned, at market (note 2)	3,948
Receivables	
Clearing broker	23,195
Non-customers	207,256
Loan	23,996
Note (note 5)	75,000
Equipment, at cost - net of accumulated depreciation of $70,471 (note 2)	70,641
Investments (note 6)	1,485,000
Deferred tax (note 4)	89,829
Other assets	9,900
Total assets	$ 4,193,496

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 22,677
Commissions payable	1,003,016
Accrued expenses	125,109
	1,150,802
Subordinated borrowings (note 7)	1,000,000
Total liabilities	2,150,802
Commitments and contingent liabilities	
Stockholder's equity	
Common stock, without par value; 200 shares authorized; 4.9 shares issued and outstanding	24,500
Retained earnings	2,018,194
Total stockholder's equity	2,042,694
Total liabilities and stockholder's equity	$ 4,193,496

See notes to statement of financial condition

REDWOOD BROKERAGE SERVICES, INC.

Notes to Statement of Financial Condition
December 31, 2001

Note 1 - Organization and business activity

Redwood Brokerage Services, Inc. (the "Company") is a registered broker-dealer incorporated in December 1995 in the State of New York. The Company received approval from the National Association of Securities Dealers, Inc. to commence business operations in March 1996. The Company acts as an introducing broker whose business activities are to provide broker-dealer services to clients and trading on a proprietary basis.

The Company has an agreement with Spear Leads & Kellogg (SLK) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform related record keeping functions. The agreement can be canceled by either party upon 30 days written notice. The agreement states that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by SLK. SLK controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guidelines.

Note 2 - Summary of significant accounting policies

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned consist of marketable securities that are marked to market.

Depreciation

Equipment is being depreciated under the straight-line method over an estimated useful life of five years.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that net capital, as defined, shall be the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $1,155,480 which was $1,055,480 in excess of the minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 1.00 to 1.00.

Note 4 - Income taxes

The Company reports as a Subchapter S Corporation for Federal and State tax reporting, and as such no provision has been made for income taxes since such taxes, if any, are payable by the stockholder individually.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Statement of Financial Condition (continued)
December 31, 2001

The Company is required to file Federal and New York State and California S Corporation tax returns and a New York City Corporation tax return.

The income tax benefit which is netted with other expenses in the accompanying statement of operations is summarized as follows:

Current		
State	$	12,247
City		16,043
		28,290
Deferred		
State		-
City		(89,829)
		(89,829)
Income tax benefit	$	(61,539)

The Company has approximately $1,400,000 in net operating loss carryforwards for New York City purposes that expire in 2021.

The net deferred tax asset at December 31, 2001 amounted to $89,829 and primarily represents the tax effect of net operating loss carryforwards.

Note 5 - Note receivable

During January 2001, the Company made a $3,000,000 subordinated loan to Native Nations Securities Inc. (formerly Freeman Securities Company, Inc.). Native Nations Holding LLC (see note 6) owns 100% of the non-voting preferred stock of Native Nations Holding Corp., which was the sole shareholder of Native Nations Securities Inc.

In November 2001, Native Nations Holding Corp. entered into an agreement pursuant to which (i) its investment in Native Nations Securities Inc. was returned to Native Nations Holding Corp. by its original counter-party, (ii) Native Nations Holding Corp.'s ownership of all of the outstanding shares of Native Nations Securities Inc. would be returned to the original counter-party subject to the satisfaction of certain conditions, including, without limitation, approval of the transaction by the National Association of Securities Dealers, Inc., and (iii) each of the Company and Native Nations Holding Corp. ceased their respective business relationship with Native Nations Securities Inc.

At December 31, 2001, as a result of the suspension of operations of Native Nations Securities Inc., the Company has written off $2,925,000 of its note receivable with respect to the $3,000,000 subordinated loan to Native Nations Securities Inc. as the Company estimates that no more than $75,000 is recoverable.

Note 6 - Investments

The Company has made investments in entities with ownership percentages ranging from 5% to 42.5%. Entities in which the Company owns less than 20% of the voting interest is generally accounted for under the cost method of accounting. Entities in which the Company owns between 20% to 50% of the voting stock or otherwise exercise significant influence over operations and financial policies of the investee are accounted for under the equity method.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Statement of Financial Condition (continued)
December 31, 2001

A listing of investments as of December 31, 2001 is as follows:

Native Nations Holding LLC (Holdings) - 5% cost basis interest in a company which owns 100% of the non-voting preferred stock of Native Nations Holding Corp. (see note 5)	$ 45,000
Technimentals Research Group LLC (Technimentals) - 42.5% interest in a company which provides technical research to high net-worth individuals, investment partnerships and institutions.	550,000
Red-Horse Funding LLC (Redhorse) - 21% interest in a company which owns 100% of the preferred stock in Redhorse Holding Corp., an entity which plans to finance a broker/dealer.	840,000
Internet Directories USA Inc. (Internet) - 5% cost basis interest in a company which provides business to business service via the internet.	50,000
	$ 1,485,000

The Company's investments in Holding and Internet are being accounted for at cost. The Company's investments in Technimentals and Redhorse are being accounted for under the equity method. Both Technimental and Redhorse are newly formed start-up entities with no material activity in 2001. Accordingly, no adjustment has been made to the carrying amount of these investments at December 31, 2001.

Note 7 - Subordinated borrowing

The subordinated borrowing at December 31, 2001 made by an employee of the Company bears interest at 6% per annum and matures on October 31, 2002. Interest expense incurred and accrued at December 31, 2001 amounted to $10,000.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8 - Employee benefit plan

The Company maintains a defined contribution plan for the benefit of all qualified employees pursuant to Section 401(K) of the Internal Revenue Code. The plan allows qualified employees to contribute a percentage of their salary, as defined. The Company is not required to make any contributions to the plan but can make discretionary contributions, as defined. During 2001, the Company made a $200,636 discretionary contribution.